Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, CO 80209

August 8, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson and Joe McCann

Re:	Vitro Biopharma, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed July 1, 2024
File No. 333-267366

Dear Ms. Dickerson and Mr. McCann:

Vitro Biopharma, Inc. (the “Company,” or “we”), is submitting this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 26, 2024, relating to the above-referenced Registration Statement on Form S-1. For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1.	We note that you now intend to list your common stock on the NYSE American. However, you still refer to Nasdaq on pages 141, 146, 155, 159 and 166. Please revise your registration statement to update these references as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the references to Nasdaq throughout the Amendment accordingly to refer to the NYSE American.

2.	You state that your common stock has been “approved” for listing on the NYSE American, subject to your satisfaction of NYSE American’s initial listing criteria, including completion of this offering, and that this offering is contingent upon the successful listing of your common stock on the NYSE American. Please revise your disclosure in this paragraph to refrain from stating that your common stock has been “approved” for listing on the NYSE American if you do not yet meet the initial listing criteria or otherwise advise. You may state, if true, that you have applied to list your common stock on the NYSE American.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page to disclose that the Company has applied for listing on the NYSE American.

3.	Please revise the prospectus cover page to also disclose the resale offering. Consistent with your disclosure on the cover page to the resale prospectus, please also disclose here that the Selling Stockholders in the resale offering may not commence the resale of their shares pursuant to the resale prospectus until after your primary offering closes and that the resale offering will not proceed if your common stock is not approved for listing on the NYSE American.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page to disclose the resale offering and to disclose that the selling stockholders may not commence the resale of their shares pursuant to the resale prospectus until after the primary offering closes and that the resale offering will not proceed if the Company’s common stock is not approved for listing on the NYSE American.

4.	Please revise the cover page to briefly describe the Representative’s Warrants referenced elsewhere in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page to briefly describe the Representative’s Warrants.

Prospectus Summary

Our Resale Offering, page 8

5.	Please revise your disclosure in this section to clarify that the registration of the resale offering is in addition to your primary offering and that it will not commence until your primary offering has closed. In this regard, we note your disclosure on page Alt-1 that the resale offering is contingent upon the closing of your initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under “Our Resale Offering” in the prospectus summary to disclose that the registration of the resale offering is in addition to the primary offering and that it will not commence until the primary offering has closed.

Note Transactions in 2022, 2023 and 2024, page 8

6.	Please revise your disclosures to clarify whether this offering is considered to be a qualified financing under any of the notes described. Please also revise to clarify which of the shares underlying the convertible notes and associated warrants are being registered for resale pursuant to the resale prospectus.

Response: The disclosure has been revised to disclose that this offering will be considered a Qualified Financing under the 2022 Convertible Notes and the 8% Convertible Notes and to clarify which of the shares underlying the convertible notes and associated warrants are registered pursuant to the resale prospectus.

The Offering, page 13

7.	You state here that you currently intend to use approximately $0.15 million of the net proceeds from this offering to advance the continued development of AlloRx Stem Cell therapy for Lupus (SLE), MS, and “additional programs within autoimmune disorders and inflammatory diseases.” However, in your discussion of your use of proceeds on page 61, you do not reference the “additional programs.” Please revise your disclosures for consistency or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus to remove the reference to “additional programs” under “The Offering”.

Risk Factors

Risks Related to Ownership of our Common Stock and this Offering

If our common stock is accepted for listing on the NYSE American, page 52.

8.	You state here that you “intend” to apply for listing of your common stock on the NYSE American, and you describe associated risks that may rise “if” you are successful in obtaining the listing. You make a similar statement about your intent to apply for listing on page 162. In addition, we note disclosures on pages Alt-1 and Alt-17 that you “have applied” to list your common stock on the NYSE American. However, on the prospectus cover page, you state that your common stock has been “approved” for listing on the NYSE American and that this offering is contingent upon the successful listing of your common stock on the NYSE American. Please revise your disclosures as appropriate to correct these apparent inconsistencies and clarify whether you have already applied to list your common stock on the NYSE American.

Response: The registration statement has been revised throughout to disclose that the Company has applied to list its common stock on the NYSE American.

As a result of the restatement of our financial statements for the three and nine months ended July 31, 2022, page 53

9.	Please expand your disclosure of this risk factor to update your conclusion on the effectiveness of internal control over financial reporting as of October 31, 2023. Revise to discuss any efforts undertaken to remediate the material weakness identified in your internal control over financial reporting and the extent to which remediation has occurred.

Response: The disclosure in this risk factor has been updated to disclose the Company’s conclusion on the effectiveness of internal control over financial reporting as of October 31, 2023 and to discuss the Company’s efforts undertaken to remediate the material weakness identified in the Company’s internal control over financial reporting and the extent to which remediation has occurred.

Management, page 125

10.	We note that you removed the compensation committee interlocks disclosure at the end of this section. Please revise your prospectus to include the disclosures required by Item 407(e)(4) of Regulation S-K. Refer to Item 11(l) of Form S-1.

Response: The Company respectfully notes that Reg S-K Item 407(g) provides that a smaller reporting company “is not required to provide … The disclosure required by … [Item 407] (e)(4)” and accordingly the Company is not required to provide this disclosure.

Board Committees, page 129

11.	When available, please revise to disclose the members of your audit committee, compensation committee and nominating and corporate governance committee.

Response: The registration statement has been revised to disclose who will be the initial members of the audit committee, compensation committee and nominating and corporate governance committee, effective upon the closing of this offering.

Principal Stockholders, page 146

12.	Please revise your beneficial ownership table to be as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the beneficial ownership table to be as of July 31, 2024.

Resale Prospectus Cover Page, page Alt-1

13.	With reference to your fee table filed as Exhibit 107, please revise the resale prospectus cover page to reference the warrants being registered. Please clarify, if true, that there is no trading market for the warrants.

Response: There are no warrants being registered in the resale offering. The fee table exhibit has been revised accordingly.

The Resale Offering, page Alt-17

14.	We note your statement in the “Shares of common stock outstanding after this offering” row that the number of shares outstanding includes shares underlying warrants issued in connection with the notes and shares of common stock underlying pre-funded warrants. We further note your disclosure in footnote (2) to this table indicating that the number of shares outstanding calculation excludes shares of common stock underlying warrants associated with your Series Secured Notes and pre-funded warrants. Please tell us if the shares of common stock underlying these warrants and pre-funded warrants are in addition to the shares of common stock being registered pursuant to the resale prospectus. Alternatively, please revise your disclosure.

Response: The shares of common stock underlying the warrants and pre-funded warrants listed in the footnote include the shares of common stock being registered pursuant to the resale prospectus. The footnote has been revised accordingly.

Selling Stockholders, page Alt-18

15.	Please revise the footnotes to the table in this section to disclose any material relationships between you, on the one hand, and any of the selling stockholders, on the other. In this regard, we note your disclosure on page 10 regarding your consulting agreement with Alchemy and your disclosure on page 125 that Anthony Pearl will become one of your directors upon the listing of your common stock on the NYSE American. For guidance, please refer to Item 507 of Regulation S-K.

Response: The footnotes to the selling stockholder table have been revised to disclose any material relationships between the Company and any of the selling stockholders.

Selling Stockholder Plan of Distribution, page Alt-20

16.	We note your disclosures that broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, that broker-dealers may receive commissions or discounts from the Selling Stockholders and that any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions. We further note your statement that if you are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of his, her or its common stock, you will file a supplement to this prospectus if required. Please confirm your understanding that the retention by a Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment and revise your disclosure in this section accordingly. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding that that the retention by a Selling Stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment and has revised the selling stockholder plan of distribution disclosure accordingly.

General

17.	We refer to your explanatory note regarding the two prospectuses for the primary and secondary offering as well as your registration statement cover page, which appears to indicate that the resale offering will be made pursuant to Rule 415. Please provide us with an analysis explaining your basis for determining that Target Capital 16, LLC, Alchemy Advisory LLC and the Anthony J. Pearl Trust are eligible to participate in a resale offering to be made under Rule 415(a)(1)(i). In your response, consider the guidance provided in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website

Response: As noted in Question 612.09, Rule 415(a)(1)(i) is available for secondary offerings, and to determine “whether an offering styled a secondary one is really on behalf of the issuer … Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company respectfully notes that the Anthony J. Pearl Trust has been removed as a selling stockholder.

Based on the factors set forth in Question 612.09, as further discussed below, the Company believes that Target Capital 16, LLC (“Target”) and Alchemy Advisory LLC (“Alchemy”) are eligible to participate in a resale offering to be made under Rule 415(a)(1)(i).

How long the shareholders have held the shares, amount of shares involved, and circumstances under which the shareholders received the shares

The shares to be sold by Target consist of 1,742,424 shares of common stock issuable upon conversion of a consolidated note in the principal amount of $4,150,000 (the “Consolidated Note”), (ii) 750,000 shares of common stock underlying warrants issued in connection with the Consolidated Note, and (iii) 1,000,000 shares of common stock underlying pre-funded warrants.

The Consolidated Note was issued to Target on July 16, 2024. It consolidated, amended and restated previously outstanding notes the Company issued to Target consisting of a (i) $2,500,000 original principal amount note dated November 16, 2023 (“First Note”) and (ii) $1,250,000 original principal amount note dated January 4, 2024 (the “Second Note”). As consideration for the Consolidated Note, Target also paid to the Company an addition $300,000 (in addition to the aggregate $3,000,000 previously paid by Target to the Company for the First Note and the Second Note). Target thus invested an aggregate of $3,300,000 in the Company, between November 16, 2023 and July 16, 2024. The warrants and pre-funded warrants were issued as additional consideration for the purchase or extension of notes issued by the Company to Target, and the Company did not receive additional cash consideration for them. All such securities were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act, which exempt transactions by an issuer not involving any public offering.

The shares being sold by Alchemy (an affiliate of Target) consist of 30,000 shares of common stock that were previously issued to Alchemy under a consulting agreement on November 16, 2023, and 60,000 shares underlying pre-funded warrants issued to Alchemy under a consulting agreement on June 21, 2024.

All such securities were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act, which exempt transactions by an issuer not involving any public offering. The Company received aggregate cash consideration of $3,300,000 from sale of the securities.

Relationship to the issuer

Target is an investor and lender to the issuer, and its affiliated entity Alchemy, is party to a consulting agreement with the issuer. Neither entity is an affiliate of the issuer or has any other material relationship with the issuer.

Whether the sellers are in the business of underwriting securities

Target and Alchemy are not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Aside from the fact that neither the Company nor a parent or a subsidiary of the issuer is selling stock in the resale offering, the Company does not believe that the sale of common stock by Target and Alchemy constitutes, in essence, an offering on behalf of the issuer for the following reasons:

●	The only sale by or on behalf of the issuer with respect to the resale by these selling stockholders was the sale of securities in the respective private placements, which were exempt from registration pursuant to Sections 4(a)(2) of the Securities Act. The private placements constituted the primary offerings by the Company.

●	These selling stockholders made an aggregate investment of $3,300,000 in the Company. These selling stockholders’ sole relationship with the Company has been as investors/lenders or as a consultant. None of the selling stockholders has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and has no special access to material non-public information concerning the Company.

●	These selling stockholders made an investment in the Company (in the case of Alchemy, through Target, its affiliated entity) and they hold the risk of ownership since they purchased the securities. Even after the registration statement is declared effective, the selling stockholders will continue to bear the risk of ownership thereafter.

●	These selling stockholders have borne the risk that the Company would fail or be unable to register the securities. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of the sale of securities under the private placements.

***

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact our outside counsel by phone at 212-398-2742 or by email at JCahlon@SRFC.LAW.

Very truly yours,

/s/ Christopher Furman
Name:	Christopher Furman
Title:	Chief Executive Officer

cc:	Jeff Cahlon